SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 30, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Results of the 2nd Extraordinary General Meeting of Shareholders of 2023
1. Result of Resolutions	Agenda No. 1 Election of Representative Director (Candidate: Mr. Young-Shub Kim) g Approved as originally proposed
Agenda No. 2 Election of Director (Candidate: Mr. Chang-Seok Seo) g Approved as originally proposed
Agenda No. 3 Employment Contract for the CEO g Approved as originally proposed
Agenda No. 4 Amendment to Severance Pay Regulations for Executives g Approved as originally proposed
2. Date of the 2nd Extraordinary General Meeting of Shareholders of 2023	August 30, 2023
3. Additional Details Relevant to Investment Consideration	The terms of Representative Director Mr. Young-Shub Kim and Inside Director Mr. Chang-Seok Seo are until the 2026 AGM.
4. Reference	Notice of the 2nd Extraordinary General Meeting of Shareholders of 2023 (August 7, 2023)